Filed pursuant to 424(b)(3)

Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.

SUPPLEMENT NO. 5 DATED NOVEMBER 1, 2019

TO THE PROSPECTUS DATED SEPTEMBER 5, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated September 5, 2019 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 13, 2019, Supplement No. 2, dated October 10, 2019, Supplement No. 3, dated October 15, 2019 and Supplement No. 4, dated October 17, 2019. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to provide:

A.            an update to the section of the Prospectus titled “Plan of Distribution;” and

B.            an update regarding the Operating Partnership Agreement.

A. Update to the section of the Prospectus titled “Plan of Distribution”

The following new subsection is inserted before the first paragraph on page 283 of the Prospectus:

Ameriprise Financial and AEIS

We, the Dealer Manager, the Advisor and the Sponsor have entered into a selected dealer agreement with Ameriprise Financial Services, Inc., which we refer to as Ameriprise Financial, pursuant to which Ameriprise Financial was appointed as a participating broker dealer to sell shares in this offering on a “best efforts” basis. In addition, we, the Dealer Manager, the Advisor and the Sponsor have entered into a cost reimbursement agreement with American Enterprise Investment Services Inc., which we refer to as AEIS, pursuant to which AEIS will perform certain broker dealer services including, but not limited to, distribution, marketing, administration and stockholder services support. Subject to certain limitations set forth in the selected dealer agreement and the cost reimbursement agreement, we, the Dealer Manager, the Advisor and the Sponsor, jointly and severally, have agreed to indemnify Ameriprise Financial and AEIS, and each other person, if any, who controls Ameriprise Financial or AEIS within the meaning of Section 15 of the Securities Act, and any of their respective officers, directors, employees and agents against certain losses, liability, claims, damages and expenses caused by certain untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in connection with this offering, certain filings with the SEC or certain other public statements, certain liability associated with failure to qualify for an applicable ERISA exception during a specified time period, or the breach by us, the Dealer Manager, the Advisor or the Sponsor or any employee or agent acting on our or their behalf, of any of the representations, warranties, covenants, terms and conditions of the agreements. In addition, we have agreed to reimburse certain principals of the Sponsor for any amounts they are required to pay with respect to certain limited funding obligations to Ameriprise Financial and AEIS that they may incur concerning these matters. Please see “Conflicts of Interest.”“

B. Update regarding the Operating Partnership Agreement

1.  All references throughout the Prospectus to the “Operating Partnership Agreement” mean the Fifth Amended and Restated Operating Partnership Agreement, dated as of October 30, 2019, as may be amended from time to time.

2.  The following supersedes and replaces the section titled “The Operating Partnership Agreement — Redemption Rights of OP Units” on page 186 of the Prospectus:

Redemption Rights of OP Units

The holders of OP Units generally have the right to cause the Operating Partnership to redeem all or a portion of their OP Units for, at our sole discretion, shares of our Class I common stock, cash, or a combination of both. The right of the holders of the OP Units to cause us to redeem their OP Units is not subject to any limitation applicable to the redemption of shares under our share redemption program. If we elect to redeem OP Units for shares of our common stock, we will generally

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deliver one share of our common stock for each OP Unit redeemed and such shares may, subsequently, only be redeemed for cash in accordance with the terms of our share redemption program. If we elect to redeem OP Units for cash, the cash delivered will generally equal the amount the limited partner would have received if his or her OP Units were redeemed for shares of our common stock and then such shares were subsequently redeemed pursuant to our share redemption program, which amount may be at a discount to the purchase price paid by the limited partner for a tenancy-in-common or similar interest. See “Description of Capital Stock—Share Redemption Program.” In connection with the exercise of these redemption rights, a limited partner must make certain representations, including that the delivery of shares of our common stock upon redemption would not result in such limited partner owning shares in excess of the ownership limits in our charter.

Subject to the foregoing, holders of OP Units may exercise their redemption rights at any time after one year following the date of issuance of their OP Units; provided, however, that a holder of OP Units (other than the Advisor, the holder of the Special Units, and any person to whom the holder of the Special Units or the Advisor transfers OP Units or Special Units) may not deliver more than two redemption notices in a single calendar year and may not exercise a redemption right for less than 1,000 OP Units, unless such holder holds less than 1,000 OP Units, in which case, it must exercise its redemption right for all of its OP Units.

As described above and in “The Advisor and the Advisory Agreement—The Advisory Agreement—Advisory Fee and Expense Reimbursements” the Sponsor and the Advisor may elect to receive the payment of fees and the reimbursement of expenses in shares of our common stock or OP Units. Any such shares or OP Units will be valued at the NAV per share or OP Unit applicable to such shares or OP Units on the issue date. The holder of the Special Units, the Advisor and any person to whom the holder of the Special Units or the Advisor transfers OP Units or Special Units may request the Operating Partnership to repurchase any of their respective OP Units at a later date, irrespective of the period for which they have held such OP Units, and the Operating Partnership will repurchase any such OP Units for cash unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or our charter, in which case such OP Units will be repurchased for shares of our common stock with an equivalent aggregate NAV. Any such repurchase requests will not be subject to any Early Redemption Deduction under our share redemption program.

3.  The following supersedes and replaces the section titled “The Operating Partnership Agreement — Transferability of Operating Partnership Interests” on page 187 of the Prospectus:

Transferability of Operating Partnership Interests

We may not voluntarily withdraw as the general partner of the Operating Partnership; engage in any merger, consolidation or other business combination; or transfer our general partnership interest in the Operating Partnership (except to a wholly owned subsidiary), unless the transaction in which such withdrawal, business combination or transfer occurs results in the holders of OP Units receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their exchange rights immediately prior to such transaction (or in the case of the holder of the Special Units, the amount of cash, securities or other property equal to the fair market value of the Special Units) determined with reference to the implied net value of the Operating Partnership’s assets and the amount that would be distributed to the holders of the OP Units if the Operating Partnership were to sell its assets at such time and, after satisfying its liabilities, distribute such amount to the holders of the OP Units in complete liquidation or unless, in the case of a merger or other business combination, the successor entity contributes substantially all of its assets to the Operating Partnership in return for an interest in the Operating Partnership and agrees to assume all obligations of the general partner of the Operating Partnership. We may also enter into a business combination or we may transfer our general partnership interest upon the receipt of the consent of a majority-in-interest of the holders of OP Units, other than the Sponsor and its affiliates. With certain exceptions, the holders of OP Units may not transfer their interests in the Operating Partnership, in whole or in part, without our written consent, as general partner; provided, that, each of the Sponsor (as the holder of the Special Units), the Advisor and any person to whom the holder of the Special Units or the Advisor transfers OP Units or Special Units (each, a “Sponsor Party”) may transfer all or any portion of its respective OP Units, or any of its economic rights as a limited partner, to any of its respective affiliates or any trust, limited liability company, partnership, or other entity established by or at the direction of such Sponsor Party, without our consent.

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